UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of February    , 2008.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	|X|	Form 40-F	|_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	|_|	No	|X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V. (Registrant)

Date: February 28, 2008.	By:	/s/ Luis García Limón Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE	Contact:	Sergio Vigil González José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lázaro Cárdenas 601 44440 Guadalajara, Jalisco, México 52 55 1165 1025 52 33 3770 6734

Grupo Simec Announces Preliminary (Unaudited) Results of Operations for the Year Ended December 31, 2007

GUADALAJARA, Mexico, Feb. 27 /PRNewswire-FirstCall/ — Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its preliminary (unaudited) results of operations for the year ended December 31, 2007.

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, Simec executed an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”).

Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosi, Mexico. Its plants and its 1,457 employees rely on cutting edge technology to produce 700 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A. de C.V. (“ICH”) position themselves as the second largest producers of rebar and the largest steel producers in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix and sales mix, with 50% of sales in Mexico and 50% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry at the domestic and global levels. Additionally, Simec and ICH have already identified significant synergies and economies of scale that will increase Simec’s operating margins. Grupo San’s central location in Mexico, where Simec and ICH are not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution given its proximity to Mexico’s main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its corrugated rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product resulting from the Mexican Government’s aggressive infrastructure plan.

Simec, the main subsidiary of ICH, will acquire 100% of the shares of Grupo San. The transaction is valued at 850 million U.S. dollars, 85% of which will be paid with cash generated by the company’s operations and by the company’s stock public offering, which took place in February 2007.

This acquisition confirms the growth strategy that has characterized ICH, reaffirming its position as a consolidator in the steel sector.

This acquisition is subject to the approval of Mexico’s federal competition commission, Comision Federal de Competencia, as well as Simec’s shareholders’ meeting.

Grupo San’s shareholders were advised by Lehman Brothers, Inc. and by the law office of Galicia y Robles, S.C. Simec was represented by the law office of Mijares, Angoitia, Cortes y Fuentes, S.C.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Net Sales

Net sales increased 3% to Ps. 24,106 million in 2007 compared to Ps. 23,515 million in 2006. Shipments of finished steel products increased 0.5% to 2,693 thousand tons in 2007 compared to 2,673 thousand tons in 2006. Total sales outside of Mexico in 2007 increased 7% to Ps. 17,031 million compared with Ps. 15,939 million in 2006, while total Mexican sales decreased 7% from 7,576 million in 2006 to Ps. 7,075 million in 2007. The increase in sales can be explained by higher shipments during 2007, compared with 2006 (14,000 tons increase). The increase in tons shipped originated mainly in the plant of Apizaco and compensated for the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods July 5-8, July 10-13, and September 10-15, as a result of the shortage of natural gas due to the explosions on the property of Petroleos Mexicanos.

Direct Cost of Sales

Direct cost of sales increased 7% from Ps. 19,132 million in 2006 to Ps. 20,398 million in 2007. Direct cost of sales as a percentage of net sales represented 85% in 2007 compared to 81% in 2006. The increase in the Direct Cost of Sales is attributable mainly to an increase of 6% in real terms in the average cost of raw materials used to produce steel products in 2007 versus 2006, primarily as a result of increases in the price of scrap and certain other raw materials and an increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods July 5-8, July 10-13, and September 10-15, as a result from the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit in 2007 decreased 15% to Ps. 3,708 million compared to Ps. 4,383 million in 2006. Gross profit as a percentage of net sales in 2007 was 15% compared to 19% in 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 3% to Ps. 1,395 million in 2007 compared to Ps. 1,351 million in 2006 (depreciation and amortization increased Ps. 56 million in 2007 compared to 2006) but remained stable at 6% of net sales.

Operating Profit

Operating profit decreased 24% from Ps. 3,032 million in 2006 to Ps. 2,313 million in 2007. Operating profit as a percentage of net sales was 10% in 2007 compared to 13% in 2006. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost in 2007 represented a gain of Ps. 63 million compared with a expense of Ps. 63 million in 2006. Net interest income was Ps. 273 million in 2007, compared with Ps. 47 million in 2006 due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 38 million in 2007 compared with an exchange loss of Ps. 37 million in 2006, reflecting a 0.1% decrease in the value of the peso versus the dollar in 2007 compared to 2006. Simec recorded a loss from monetary position of Ps. 172 million in 2007 compared to a loss from monetary position of Ps. 73 million in 2006, reflecting the domestic inflation rate of 3.6% in 2007 as compared to a 4% inflation rate in 2006.

Other Expenses (Income) net

The company recorded other income net of Ps. 49 million in 2007 compared to other income net for Ps. 39 million in 2006.

Income Tax

Income Tax recorded Ps. 601 million in 2007 compared to Ps. 609 million in 2006. In 2006, we amortized Ps. 364 million of our deferred credit which is non-taxable income. This does not affect the cash flow.

Net Profit

As a result of the foregoing, net profit decreased by 24% to Ps. 1,824 million in 2007 from Ps. 2,399 million in 2006.

Liquidity and Capital Resources

At December 31, 2007, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars). At December 31, 2006, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars).

Net resources provided by operations were Ps. 2,434 million in 2007 versus Ps. 2,434 million of net resources provided by operations in 2006. Net resources provided by financing activities were Ps. 2,384 million in 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007) versus Ps. 467 million of net resources used by financing activities in 2006. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 627 million in 2007 versus net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds for insurance claim) of Ps. 13 million in 2006.

Comparative fourth quarter 2007 vs third quarter 2007

Net Sales

Net sales increased 2% from Ps. 5,737 million for the third quarter 2007 to Ps. 5,824 million for the third quarter 2007. Sales in tons of finished steel products increased 7% to 675 thousand tons in the fourth quarter 2007 compared with 635 thousand tons in the third quarter 2007. The total sales outside of Mexico for the fourth quarter 2007 increased 6% to Ps. 4,264 million compared with Ps. 4,038 million for the third quarter 2007. Total Mexican sales decreased from Ps. 1,699 million in the third quarter 2007 to Ps.1,560 millions in the fourth quarter 2007. Prices of finished products sold in the fourth quarter 2007 decreased approximately 4% in real terms compared to the third quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 8% from Ps. 4,937 million in the third quarter 2007 to Ps. 5,335 million for the fourth quarter 2007. In the fourth quarter 2007, the direct cost of sales represented 92% of net sales compared to 86% for the third quarter 2007. The average cost of raw materials used to produce steel products increased 2% in real terms in the fourth quarter 2007 versus the third quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2007 decreased 39% to Ps. 489 million compared to Ps. 800 million in the third quarter 2007. Gross profit as a percentage of net sales for the fourth quarter 2007 was 8% compared with 14% for the third quarter 2007. The decline in gross profit is due to the increase in the average cost of raw materials to produce steel products due to the reasons previously mentioned.

Operating Expenses

Operating expenses were Ps. 324 million in the fourth quarter 2007 compared to Ps. 354 million for the third quarter 2007. As a percentage of sales, operating expense represented 6% during the fourth quarter of 2007 compared to 6% in the third quarter of 2007.

Operating Profit

Operating profit decreased 63% from Ps. 446 million in the third quarter 2007 to Ps. 165 million for the fourth quarter 2007. Operating profit as a percentage of net sales decreased to 3% in the fourth quarter 2007 from 8% in the third quarter 2007. This was due to an increase of 2% in the average cost of raw materials.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2007 represented an expense of Ps. 145 million compared with an income of Ps. 91 million for the third quarter 2007. Net interest income was Ps. 55 million in the fourth quarter 2007 compared with Ps. 93 million in the third quarter 2007, due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time, we registered an exchange loss of Ps. 35 million in the fourth quarter 2007 compared with an exchange gain of Ps. 29 million in the third quarter 2007. Simec recorded a loss from monetary position of Ps. 165 million in the fourth quarter 2007 compared to a loss from monetary position of Ps. 31 million in the third quarter 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 4 million for the fourth quarter 2007 compared with other income net of Ps. 27 million for the third quarter 2007.

Income Tax

Income Tax for the fourth quarter 2007 decreased Ps. 139 million compared to a provision of Ps. 199 million for the third quarter 2007.

Net Profit

As a result of the foregoing, net profit decreased by 55% to Ps. 163 million in the fourth quarter 2007 from Ps. 365 million in the third quarter 2007.

Comparative fourth quarter 2007 vs. fourth quarter 2006

Net Sales

Net sales increased 19% from Ps. 4,898 million for the fourth quarter 2006 compared with Ps. 5,824 million for the same period 2007. Sales in tons of finished steel increased 9% to 675 thousand tons in the fourth quarter 2007 compared with 622 thousand tons in the same period 2006. The total sales outside of Mexico for the fourth quarter 2007 increased 52% to Ps. 4,264 million compared with Ps. 2,813 million for the same period 2006. Total Mexican sales decreased 25% to 1,560 million in the fourth quarter 2007 from Ps. 2,085 millions in the same period 2006. Prices of finished products sold in the fourth quarter 2007 increased approximately 10% in real terms compared to the fourth quarter 2006.

Direct Cost of Sales

Direct cost of sales increased 30% from Ps. 4,106 million in the fourth quarter 2006 to Ps. 5,335 million for the same period 2007. With respect to sales, in the fourth quarter 2007, the direct cost of sales represents 92% compared to 84% for the same period 2006. The average cost of raw materials used to produce steel products increased 20% in real terms in the fourth quarter 2007 versus the fourth quarter 2006, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2007 decreased 38% to Ps. 489 million compared to Ps. 792 million in the same period 2006. The gross profit as a percentage of net sales for the fourth quarter 2007 was 8% compared with 16% for the same period of 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 3% to Ps. 324 million in the fourth quarter 2007 compared to Ps. 315 million for the same period 2006, the depreciation and amortization in the fourth quarter 2007 was Ps. 126 million compared to Ps. 119 million in the same period of 2006. Operating expenses as a percentage of net sales represented 6% during the fourth quarter 2007 compared to 6% of the same period 2006.

Operating Profit

Operating profit decreased 65% from Ps. 477 million in the fourth quarter 2006 to Ps. 165 million for the same period 2007. The operating profit as a percentage of net sales in the fourth quarter 2007 was 3% compared to 10% in the same period 2006. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2007 represented an expense of Ps. 145 million compared with an expense of Ps. 54 million for the fourth quarter 2006. Net interest income was Ps. 55 million in the fourth quarter 2007 compared with Ps. 17 million in the fourth quarter 2006, due to larger cash balances during 2007 partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 35 million in the fourth quarter 2007 compared with an exchange loss of Ps. 20 million in the fourth quarter 2006 Simec recorded a loss from monetary position of Ps. 165 million in the fourth quarter 2007 compared to a loss from monetary position of Ps. 51 million in the fourth quarter 2006.

Other Expenses (Income) net

The company recorded other income net of Ps. 4 million for the fourth quarter 2007 compared with other income net of Ps. 11 million for the same period 2006.

Taxes and Profit Sharing

Taxes and profit sharing for the fourth quarter 2007 decreased to Ps. 139 million compared to Ps. 247 million for the same period 2006..

Net Profit

As a result of the foregoing, net profit decreased by 13% to Ps. 163 million in the fourth quarter 2007 from Ps. 187 million in the fourth quarter 2006.

(Millions of pesos)	Year ended December 31, 2007	Year ended December 31, 2006	2007 vs 2006

Sales	24,106	23,515	3%

Cost of Sales	20,398	19,132	7%

Gross Profit	3,708	4,383	-15%

Operating Expenses	1,395	1,351	3%

Operating Profit	2,313	3,032	-24%

EBITDA	2,819	3,481	-19%

Net Profit	1,824	2,399	-24%

Sales outside Mexico	17,031	15,939	7%

Sales in Mexico	7,075	7,576	-7%

Total sales (tons)	2,693	2,673	1%

(Millions of pesos)	4Q’07	3Q’07	4Q’06	4Q’07 vs 3Q’07	4Q’07 vs 4Q’06

Sales	5,824	5,737	4,898	2%	19%

Cost of Sales	5,335	4,937	4,106	8%	30%

Gross Profit	489	800	792	-39%	-38%

Operating Expenses	324	354	315	-8%	3%

Operating Profit	165	446	477	-63%	-65%

EBITDA	292	571	596	-49%	-51%

Net Profit	163	365	187	-55%	-13%

Sales outside Mexico	4,264	4,038	2,813	6%	52%

Sales in Mexico	1,560	1,699	2,085	-8%	-25%

Total sales (tons)	675	635	622	6%	9%

Product	Thousands of tons year ended December 31, 2007	Millions of pesos year ended December 31, 2007	Average price per ton year ended December 31, 2007	Thousands of tons year ended December 31, 2006	Millions of pesos year ended December 31, 2006	Average price per ton year ended December 31, 2006

SBQ	1,946	18,419	9,465	1,941	18,050	9,300

Light Structural	276	2,162	7,834	266	1,894	7,122

Structural	216	1,752	8,112	204	1,632	7,998

Rebar	250	1,703	6,810	260	1,909	7,343

Others	5	70	--	2	30	—

Total	2,693	24,106	8,951	2,673	23,515	8,797

Product	Thousands of tons 4Q’07	Millions of pesos 4Q’07	Average price per ton 4Q’07

SBQ	497	4,524	9,102

Light Structural	59	457	7,754

Structural	45	357	7,930

Rebar	70	456	6,510

Others	4	31	0

Total	675	5,824	8,629

Product	Thousands of tons 3Q’07	Millions of pesos 3Q’07	Average price per ton 3Q’07

SBQ	467	4,438	9,504

Light Structural	60	489	8,143

Structural	50	401	8,011

Rebar	58	388	6,694

Others	0	21	0

Total	635	5,737	9,035

Product	Thousands of tons 4Q’06	Millions of pesos 4Q’06	Average price per ton 4Q’06

SBQ	459	3,685	8,029

Light Structural	51	371	7,270

Structural	52	434	8,339

Rebar	60	395	6,577

Others	0	13	0

Total	622	4,898	7,874

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2007 AND 2006
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

s01	TOTAL ASSETS	22,864,653	100	18,042,780	100

s02	CURRENT ASSETS	14,536,494	64	9,871,045	55

s03	CASH AND SHORT-TERM INVESTMENTS	6,396,155	28	2,204,018	12

s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,502,921	11	2,243,394	12

s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	615,479	3	262,838	1

s06	INVENTORIES	4,955,227	22	5,052,434	28

s07	OTHER CURRENT ASSETS	66,712	0	108,361	1

s08	LONG-TERM	0	0	0	0

s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0

s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0

s11	OTHER INVESTMENTS	0	0	0	0

s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,842,698	34	7,599,837	42

s13	LAND AND BUILDINGS	2,609,508	11	2,578,197	14

s14	MACHINERY AND INDUSTRIAL EQUIPMENT	8,973,732	39	8,077,099	45

s15	OTHER EQUIPMENT	99,378	0	116,054	1

s16	ACCUMULATED DEPRECIATION	4,033,425	18	3,299,068	18

s17	CONSTRUCTION IN PROGRESS	193,505	1	127,555	1

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	394,367	2	476,810	3

s19	OTHER ASSETS	91,094	0	95,088	1

s20	TOTAL LIABILITIES	5,651,146	100	5,082,448	100

s21	CURRENT LIABILITIES	2,936,751	52	2,907,499	57

s22	SUPPLIERS	2,115,657	37	1,848,858	36

s23	BANK LOANS	0	0	0	0

s24	STOCK MARKET LOANS	3,282	0	3,406	0

s103	OTHER LOANS WITH COST	0	0	0	0

s25	TAXES PAYABLE	74,449	1	197,922	4

s26	OTHER CURRENT LIABILITIES WITHOUT COST	743,363	13	857,313	17

s27	LONG-TERM LIABILITIES	0	0	0	0

s28	BANK LOANS	0	0	0	0

s29	STOCK MARKET LOANS	0	0	0	0

s30	OTHER LOANS WITH COST	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,714,395	48	2,174,949	43

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	17,213,507	100	12,960,332	100

s34	MINORITY INTEREST	2,344,352	14	2,252,461	17

s35	MAJORITY INTEREST	14,869,155	86	10,707,871	83

s36	CONTRIBUTED CAPITAL	7,181,743	42	4,761,017	37

S79	CAPITAL STOCK	4,030,427	23	3,763,412	29

s39	PREMIUM ON ISSUANCE OF SHARES	3,151,316	18	997,605	8

s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0

s41	EARNED CAPITAL	7,687,412	45	5,946,854	46

s42	RETAINED EARNINGS AND CAPITAL RESERVES	8,659,003	50	7,021,122	54

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(971,591)	(6)	(1,074,268)	(8)

s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

s03	CASH AND SHORT-TERM INVESTMENTS	6,396,155	100	2,204,018	100

s46	CASH	301,766	5	395,213	18

s47	SHORT-TERM INVESTMENTS	6,094,389	95	1,808,805	82

s07	OTHER CURRENT ASSETS	66,712	100	108,361	100

s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0

s82	DISCONTINUED OPERATIONS	0	0	0	0

s83	OTHER	66,712	100	108,361	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	394,367	100	476,810	100

s48	DEFERRED EXPENSES	294,158	75	419,274	88

s49	GOODWILL	36,258	9	0	0

s51	OTHER	63,951	16	57,536	12

s19	OTHER ASSETS	91,094	100	95,088	100

s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,059	6	5,921	6

s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0

s50	DEFERRED TAXES	0	0	0	0

s86	DISCONTINUED OPERATIONS	0	0	0	0

s87	OTHER	86,035	94	89,167	94

s21	CURRENT LIABILITIES	2,936,751	100	2,907,499	100

s52	FOREIGN CURRENCY LIABILITIES	2,348,357	80	2,223,849	76

s53	MEXICAN PESOS LIABILITIES	588,394	20	683,650	24

s26	OTHER CURRENT LIABILITIES WITHOUT COST	743,363	100	857,313	100

s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0

s89	INTEREST LIABILITIES	3,952	1	6,849	1

s68	PROVISIONS	22,485	3	22,860	3

s90	DISCONTINUED OPERATIONS	0	0	0	0

s58	OTHER CURRENT LIABILITIES	716,926	96	827,604	96

s27	LONG-TERM LIABILITIES	0	0	0	0

s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0

s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0

s65	NEGATIVE GOODWILL	0	0	0	0

s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,714,395	100	2,174,949	100

s66	DEFERRED TAXES	2,657,421	98	2,081,717	96

s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	18,422	1	23,107	1

s92	DISCONTINUED OPERATIONS	0	0	0	0

s69	OTHER LIABILITIES	38,552	1	70,125	3

s79	CAPITAL STOCK	4,030,427	100	3,763,412	100

s37	CAPITAL STOCK (NOMINAL)	2,307,961	57	2,048,257	54

s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	43	1,715,155	46

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

s42	RETAINED EARNINGS AND CAPITAL RESERVES	8,659,003	100	7,021,122	100

s93	LEGAL RESERVE	0	0	0	0

s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	3

s94	OTHER RESERVES	0	0	0	0

s95	RETAINED EARNINGS	6,820,510	79	4,641,816	66

s45	NET INCOME FOR THE YEAR	1,637,881	19	2,178,694	31

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(971,591)	100	(1,074,268)	100

s70	ACCUMULATED MONETARY RESULT	0	0	0	0

s71	RESULT FROM HOLDING NON-MONETARY ASSETS	124,418	(13)	(73,659)	7

s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(125,496)	13	(25,539)	2

s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	(4,557)	0

s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(970,513)	100	(970,513)	90

s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0

s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2007

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

S72	WORKING CAPITAL	11,599,743	6,963,546

S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0

S74	EXECUTIVES (*)	51	54

S75	EMPLOYERS (*)	1,190	1,137

S76	WORKERS (*)	3,196	2,862

S77	COMMON SHARES (*)	474,621,611	421,214,706

S78	REPURCHASED SHARES (*)	0	0

S101	RESTRICTED CASH	0	0

S102	NET DEBT OF NON CONSOLIDATED COMPANIES	45,777	238,555

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31 OF 2007 AND 2006
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

r01	NET SALES	24,106,094	100	23,515,297	100

r02	COST OF SALES	20,397,764	85	19,131,879	81

r03	GROSS PROFIT	3,708,330	15	4,383,418	19

r04	OPERATING EXPENSES	1,395,222	6	1,351,682	6

r05	OPERATING INCOME	2,313,108	10	3,031,736	13

r08	OTHER INCOME AND (EXPENSE), NET	49,433	0	39,205	0

r06	COMPREHENSIVE FINANCING RESULT	63,222	0	(63,444)	0

r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0

r48	NON ORDINARY ITEMS	0	0	0	0

r09	INCOME BEFORE INCOME TAXES	2,425,763	10	3,007,497	13

r10	INCOME TAXES	601,316	2	608,721	3

r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,824,447	8	2,398,776	10

r14	DISCONTINUED OPERATIONS	0	0	0	0

r18	NET CONSOLIDATED INCOME	1,824,447	8	2,398,776	10

r19	NET INCOME OF MINORITY INTEREST	186,566	1	220,082	1

r20	NET INCOME OF MAJORITY INTEREST	1,637,881	7	2,178,694	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

r01	NET SALES	24,106,094	100	23,515,297	100

r21	DOMESTIC	7,075,267	29	7,575,777	32

r22	FOREIGN	17,030,827	71	15,939,520	68

r23	TRANSLATED INTO DOLLARS (***)	1,564,695		1,411,601

r08	OTHER INCOME AND (EXPENSE), NET	49,433	100	39,205	100

r49	OTHER INCOME AND (EXPENSE), NET	49,433	100	39,205	100

r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0

r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	63,222	100	(63,444)	100

r24	INTEREST EXPENSE	24,585	39	15,518	24

r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0

r45	OTHER FINANCE COSTS	0	0	0	0

r26	INTEREST INCOME	297,898	471	62,450	98

r46	OTHER FINANCIAL PRODUCTS	0	0	0	0

r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(37,879)	(60)	(37,424)	(59)

r28	RESULT FROM MONETARY POSITION	(172,212)	(272)	(72,952)	(115)

r10	INCOME TAXES	601,316	100	608,721	100

r32	INCOME TAX	53,336	9	627,612	103

r33	DEFERRED INCOME TAX	547,980	91	(18,891)	(3)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

r36	TOTAL SALES	24,593,431	24,178,722

r37	TAX RESULT FOR THE YEAR	0	0

r38	NET SALES (**)	24,106,094	23,515,297

r39	OPERATION INCOME (**)	2,313,108	3,031,736

r40	NET INCOME OF MAJORITY INTEREST (**)	1,637,881	2,178,694

r41	NET CONSOLIDATED INCOME (**)	1,824,447	2,398,776

r47	OPERATIVE DEPRECIATION AND AMORTIZATION	505,823	449,742

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME
FROM SEPTEMBER 1 TO DECEMBER 31 OF 2007 AND 2006
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

rt02	NET SALES	5,824,351	100	4,898,726	100

rt02	COST OF SALES	5,334,688	92	4,106,157	84

rt03	GROSS PROFIT	489,663	8	792,569	16

rt04	OPERATING EXPENSES	324,087	6	315,355	6

rt05	OPERATING INCOME	165,576	3	477,214	10

rt08	OTHER INCOME AND (EXPENSE), NET	3,773	0	10,683	0

rt06	COMPREHENSIVE FINANCING RESULT	(144,599)	(2)	(53,614)	(1)

rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0

rt48	NON ORDINARY ITEMS	0	0	0	0

rt09	INCOME BEFORE INCOME TAXES	24,750	0	434,283	9

rt10	INCOME TAXES	(138,917)	(2)	247,449	5

rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	163,667	3	186,834	4

rt14	DISCONTINUED OPERATIONS	0	0	0	0

rt18	NET CONSOLIDATED INCOME	163,667	3	186,834	4

rt19	NET INCOME OF MINORITY INTEREST	(49,561)	(1)	(46,065)	(1)

rt20	NET INCOME OF MAJORITY INTEREST	213,228	4	232,899	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

rt01	NET SALES	5,824,351	100	4,898,726	100

rt21	DOMESTIC	1,559,961	27	2,085,359	43

rt22	FOREIGN	4,264,390	73	2,813,367	57

rt23	TRANSLATED INTO DOLLARS (***)	420,709		293,798

rt08	OTHER INCOME AND (EXPENSE), NET	3,773	100	10,683	100

rt49	OTHER INCOME AND (EXPENSE), NET	3,773	100	10,683	100

rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0

rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(144,599)	100	(53,614)	100

rt24	INTEREST EXPENSE	5,120	(4)	6,144	(11)

rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0

rt45	OTHER FINANCE COSTS	0	0	0	0

rt26	INTEREST INCOME	60,589	(42)	23,178	(43)

rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0

rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(35,466)	25	(20,256)	38

rt28	RESULT FROM MONETARY POSITION	(164,602)	114	(50,392)	94

rt10	INCOME TAXES	(138,917)	100	247,449	100

rt32	INCOME TAX	(216,427)	156	98,360	40

rt33	DEFERRED INCOME TAX	77,510	(56)	149,089	60

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	126,447	119,188

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31 OF 2007 AND 2006
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	1,824,447	2,398,776

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	1,053,803	436,311

c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,878,250	2,835,087

c04	RESOURCES PROVIDED OR USED IN OPERATION	(443,936)	(401,251)

c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,434,314	2,433,836

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(36,382)	(597,934)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,420,726	130,900

c08	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,384,344	(467,034)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(626,521)	12,845

c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	4,192,137	1,979,647

c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,204,018	224,371

c12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	6,396,155	2,204,018

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	1,053,803	436,311

c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	505,823	449,742

c41	+ (-) OTHER ITEMS	547,980	(13,431)

c04	RESOURCES PROVIDED OR USED IN OPERATION	(443,936)	(401,251)

c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(259,527)	205,507

c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	97,207	(1,219,702)

c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(310,992)	234,752

c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	266,799	336,227

c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(237,423)	41,965

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(36,382)	(597,934)

c23	+ BANK FINANCING	0	0

c24	+ STOCK MARKET FINANCING	(124)	(105)

c25	+ DIVIDEND RECEIVED	0	0

c26	OTHER FINANCING	(36,258)	(159,293)

c27	BANK FINANCING AMORTIZATION	0	(438,536)

c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0

c29	(-) OTHER FINANCING AMORTIZATION	0	0

c42	+ (-) OTHER ITEMS	0	0

C07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,420,726	130,900

c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	267,015	38,655

c31	(-) DIVIDENDS PAID	0	0

c32	+ PREMIUM ON ISSUANCE OF SHARES	2,153,711	92,245

c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(626,521)	12,845

c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0

c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(540,844)	(417,219)

c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0

c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0

c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0

c39	+ (-) OTHER ITEMS	(85,677)	430,064

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.50		$ 5.18

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 3.50		$ 5.18

d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00

d08	CARRYING VALUE PER SHARE	$31.33		$25.42

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	1.23	times	2.13	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	11.03	times	10.44	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD

p01	NET INCOME TO NET SALES	7.56%	10.20%

p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	11.01%	20.34%

p03	NET INCOME TO TOTAL ASSETS (**)	7.97%	13.29%

p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%

p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	(9.43)%	(3.04)%

	ACTIVITY

p06	NET SALES TO NET ASSETS (**)	1.05 times	1.30 times

p07	NET SALES TO FIXED ASSETS (**)	3.07 times	3.09 times

p08	INVENTORIES TURNOVER (**)	4.11 times	3.78 times

p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32.50 days	29.86 days

p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	50.11%	0.06%

	LEVERAGE

p11	TOTAL LIABILITIES TO TOTAL ASSETS	24.71%	28.16%

p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.32 times	0.39 times

p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.55%	43.75%

p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%

p15	OPERATING INCOME TO INTEREST PAID	94.08 times	195.36 times

p16	NET SALES TO TOTAL LIABILITIES (**)	4.26 times	4.62 times

	LIQUIDITY

p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.94 times	3.39 times

p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.26 times	1.65 times

p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.57 times	1.94 times

p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	217.79%	75.80%

	CASH FLOW

p21	RESOURCES FROM NET INCOME TO NET SALES	11.93%	12.05%

p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.84)%	(1.70)%

p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	99.01 times	156.83 times

p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(1.52)%	128.02%

p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING	101.52%	(28.02)%

p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	86.32%	(3,248.10)%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

DIRECTOR REPORT

CONSOLIDATED

Acquisition of Corporacion Aceros DM, S.A. de C.V.

        On February 21, 2008, Simec executed an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”).

        Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosi, Mexico. Its plants and its 1,457 employees rely on cutting edge technology to produce 700 thousand tons of finished products annually.

        With this acquisition, Simec and Industrias CH, S.A. de C.V. (“ICH”) position themselves as the second largest producers of rebar and the largest steel producers in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

        With this strategic acquisition, Simec and ICH will achieve a more diversified product mix and sales mix, with 50% of sales in Mexico and 50% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry at the domestic and global levels. Additionally, Simec and ICH have already identified significant synergies and economies of scale that will increase Simec’s operating margins. Grupo San’s central location in Mexico, where Simec and ICH are not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution given its proximity to Mexico’s main cities, sea ports, and borders.

        In addition, Grupo San has aggressive expansion plans in its corrugated rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product resulting from the Mexican Government’s aggressive infrastructure plan.

        Simec, the main subsidiary of ICH, will acquire 100% of the shares of Grupo San. The transaction is valued at 850 million U.S. dollars, 85% of which will be paid with cash generated by the company’s operations and by the company’s stock public offering, which took place in February 2007.

        This acquisition confirms the growth strategy that has characterized ICH, reaffirming its position as a consolidator in the steel sector.

        This acquisition is subject to the approval of Mexico’s federal competition commission, Comision Federal de Competencia, as well as Simec’s shareholders’ meeting.

        Grupo San’s shareholders were advised by Lehman Brothers, Inc. and by the law office of Galicia y Robles, S.C. Simec was represented by the law office of Mijares, Angoitia, Cortes y Fuentes, S.C.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Net Sales

Net sales increased 3% to Ps. 24,106 million in 2007 compared to Ps. 23,515 million in 2006. Shipments of finished steel products increased 0.5% to 2,693 thousand tons in 2007 compared to 2,673 thousand tons in 2006. Total sales outside of Mexico in 2007 increased 7% to Ps. 17,031 million compared with Ps. 15,939 million in 2006, while total Mexican sales decreased 7% from 7,576 million in 2006 to Ps. 7,075 million in 2007. The increase in sales can be explained by higher shipments during 2007, compared with 2006 (14,000 tons increase). The increase in tons shipped originated mainly in the plant of Apizaco and compensated for the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods July 5-8, July 10-13, and September 10-15, as a result of the shortage of natural gas due to the explosions on the property of Petroleos Mexicanos.

Direct Cost of Sales

Direct cost of sales increased 7% from Ps. 19,132 million in 2006 to Ps. 20,398 million in 2007. Direct cost of sales as a percentage of net sales represented 85% in 2007 compared to 81% in 2006. The increase in the Direct Cost of Sales is attributable mainly to an increase of 6% in real terms in the average cost of raw materials used to produce steel products in 2007 versus 2006, primarily as a result of increases in the price of scrap and certain other raw materials and an increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods July 5-8, July 10-13, and September 10-15, as a result from the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit in 2007 decreased 15% to Ps. 3,708 million compared to Ps. 4,383 million in 2006. Gross profit as a percentage of net sales in 2007 was 15% compared to 19% in 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 3% to Ps. 1,395 million in 2007 compared to Ps. 1,351 million in 2006 (depreciation and amortization increased Ps. 56 million in 2007 compared to 2006) but remained stable at 6% of net sales.

Operating Profit

Operating profit decreased 24% from Ps. 3,032 million in 2006 to Ps. 2,313 million in 2007. Operating profit as a percentage of net sales was 10% in 2007 compared to 13% in 2006. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost in 2007 represented a gain of Ps. 63 million compared with a expense of Ps. 63 million in 2006. Net interest income was Ps. 273 million in 2007, compared with Ps. 47 million in 2006 due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 38 million in 2007 compared with an exchange loss of Ps. 37 million in 2006, reflecting a 0.1% decrease in the value of the peso versus the dollar in 2007 compared to 2006. Simec recorded a loss from monetary position of Ps. 172 million in 2007 compared to a loss from monetary position of Ps. 73 million in 2006, reflecting the domestic inflation rate of 3.6% in 2007 as compared to a 4% inflation rate in 2006.

Other Expenses (Income) net

The company recorded other income net of Ps. 49 million in 2007 compared to other income net for Ps. 39 million in 2006.

Income Tax

Income Tax recorded Ps. 601 million in 2007 compared to Ps. 609 million in 2006. In 2006, we amortized Ps. 364 million of our deferred credit which is non-taxable income. This does not affect the cash flow.

Net Profit

As a result of the foregoing, net profit decreased by 24% to Ps. 1,824 million in 2007 from Ps. 2,399 million in 2006.

Liquidity and Capital Resources

At December 31, 2007, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars). At December 31, 2006, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars).

Net resources provided by operations were Ps. 2,434 million in 2007 versus Ps. 2,434 million of net resources provided by operations in 2006. Net resources provided by financing activities were Ps. 2,384 million in 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007) versus Ps. 467 million of net resources used by financing activities in 2006. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 627 million in 2007 versus net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds for insurance claim) of Ps. 13 million in 2006.

Comparative fourth quarter 2007 vs third quarter 2007

Net Sales

Net sales increased 2% from Ps. 5,737 million for the third quarter 2007 to Ps. 5,824 million for the third quarter 2007. Sales in tons of finished steel products increased 7% to 675 thousand tons in the fourth quarter 2007 compared with 635 thousand tons in the third quarter 2007. The total sales outside of Mexico for the fourth quarter 2007 increased 6% to Ps. 4,264 million compared with Ps. 4,038 million for the third quarter 2007. Total Mexican sales decreased from Ps. 1,699 million in the third quarter 2007 to Ps.1,560 millions in the fourth quarter 2007. Prices of finished products sold in the fourth quarter 2007 decreased approximately 4% in real terms compared to the third quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 8% from Ps. 4,937 million in the third quarter 2007 to Ps. 5,335 million for the fourth quarter 2007. In the fourth quarter 2007, the direct cost of sales represented 92% of net sales compared to 86% for the third quarter 2007. The average cost of raw materials used to produce steel products increased 2% in real terms in the fourth quarter 2007 versus the third quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2007 decreased 39% to Ps. 489 million compared to Ps. 800 million in the third quarter 2007. Gross profit as a percentage of net sales for the fourth quarter 2007 was 8% compared with 14% for the third quarter 2007. The decline in gross profit is due to the increase in the average cost of raw materials to produce steel products due to the reasons previously mentioned.

Operating Expenses

Operating expenses were Ps. 324 million in the fourth quarter 2007 compared to Ps. 354 million for the third quarter 2007. As a percentage of sales, operating expense represented 6% during the fourth quarter of 2007 compared to 6% in the third quarter of 2007.

Operating Profit

Operating profit decreased 63% from Ps. 446 million in the third quarter 2007 to Ps. 165 million for the fourth quarter 2007. Operating profit as a percentage of net sales decreased to 3% in the fourth quarter 2007 from 8% in the third quarter 2007. This was due to an increase of 2% in the average cost of raw materials.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2007 represented an expense of Ps. 145 million compared with an income of Ps. 91 million for the third quarter 2007. Net interest income was Ps. 55 million in the fourth quarter 2007 compared with Ps. 93 million in the third quarter 2007, due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time, we registered an exchange loss of Ps. 35 million in the fourth quarter 2007 compared with an exchange gain of Ps. 29 million in the third quarter 2007. Simec recorded a loss from monetary position of Ps. 165 million in the fourth quarter 2007 compared to a loss from monetary position of Ps. 31 million in the third quarter 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 4 million for the fourth quarter 2007 compared with other income net of Ps. 27 million for the third quarter 2007.

Income Tax

Income Tax for the fourth quarter 2007 decreased Ps. 139 million compared to a provision of Ps. 199 million for the third quarter 2007.

Net Profit

As a result of the foregoing, net profit decreased by 55% to Ps. 163 million in the fourth quarter 2007 from Ps. 365 million in the third quarter 2007.

Comparative fourth quarter 2007 vs. fourth quarter 2006

Net Sales

Net sales increased 19% from Ps. 4,898 million for the fourth quarter 2006 compared with Ps. 5,824 million for the same period 2007. Sales in tons of finished steel increased 9% to 675 thousand tons in the fourth quarter 2007 compared with 622 thousand tons in the same period 2006. The total sales outside of Mexico for the fourth quarter 2007 increased 52% to Ps. 4,264 million compared with Ps. 2,813 million for the same period 2006. Total Mexican sales decreased 25% to 1,560 million in the fourth quarter 2007 from Ps. 2,085 millions in the same period 2006. Prices of finished products sold in the fourth quarter 2007 increased approximately 10% in real terms compared to the fourth quarter 2006.

Direct Cost of Sales

Direct cost of sales increased 30% from Ps. 4,106 million in the fourth quarter 2006 to Ps. 5,335 million for the same period 2007. With respect to sales, in the fourth quarter 2007, the direct cost of sales represents 92% compared to 84% for the same period 2006. The average cost of raw materials used to produce steel products increased 20% in real terms in the fourth quarter 2007 versus the fourth quarter 2006, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2007 decreased 38% to Ps. 489 million compared to Ps. 792 million in the same period 2006. The gross profit as a percentage of net sales for the fourth quarter 2007 was 8% compared with 16% for the same period of 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 3% to Ps. 324 million in the fourth quarter 2007 compared to Ps. 315 million for the same period 2006, the depreciation and amortization in the fourth quarter 2007 was Ps. 126 million compared to Ps. 119 million in the same period of 2006. Operating expenses as a percentage of net sales represented 6% during the fourth quarter 2007 compared to 6% of the same period 2006.

Operating Profit

Operating profit decreased 65% from Ps. 477 million in the fourth quarter 2006 to Ps. 165 million for the same period 2007. The operating profit as a percentage of net sales in the fourth quarter 2007 was 3% compared to 10% in the same period 2006. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2007 represented an expense of Ps. 145 million compared with an expense of Ps. 54 million for the fourth quarter 2006. Net interest income was Ps. 55 million in the fourth quarter 2007 compared with Ps. 17 million in the fourth quarter 2006, due to larger cash balances during 2007 partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 35 million in the fourth quarter 2007 compared with an exchange loss of Ps. 20 million in the fourth quarter 2006 Simec recorded a loss from monetary position of Ps. 165 million in the fourth quarter 2007 compared to a loss from monetary position of Ps. 51 million in the fourth quarter 2006.

Other Expenses (Income) net

The company recorded other income net of Ps. 4 million for the fourth quarter 2007 compared with other income net of Ps. 11 million for the same period 2006.

Taxes and Profit Sharing

Taxes and profit sharing for the fourth quarter 2007 decreased to Ps. 139 million compared to Ps. 247 million for the same period 2006..

Net Profit

As a result of the foregoing, net profit decreased by 13% to Ps. 163 million in the fourth quarter 2007 from Ps. 187 million in the fourth quarter 2006.

(Millions of pesos)	Year ended December 31, 2007	Year ended December 31, 2006	2007 vs 2006

Sales	24,106	23,515	3%

Cost of Sales	20,398	19,132	7%

Gross Profit	3,708	4,383	-15%

Operating Expenses	1,395	1,351	3%

Operating Profit	2,313	3,032	-24%

EBITDA	2,819	3,481	-19%

Net Profit	1,824	2,399	-24%

Sales outside Mexico	17,031	15,939	7%

Sales in Mexico	7,075	7,576	-7%

Total sales (tons)	2,693	2,673	1%

(Millions of pesos)	4Q’07	3Q’07	4Q’06	4Q’07 vs 3Q’07	4Q’07 vs 4Q’06

Sales	5,824	5,737	4,898	2%	19%

Cost of Sales	5,335	4,937	4,106	8%	30%

Gross Profit	489	800	792	-39%	-38%

Operating Expenses	324	354	315	-8%	3%

Operating Profit	165	446	477	-63%	-65%

EBITDA	292	571	596	-49%	-51%

Net Profit	163	365	187	-55%	-13%

Sales outside Mexico	4,264	4,038	2,813	6%	52%

Sales in Mexico	1,560	1,699	2,085	-8%	-25%

Total sales (tons)	675	635	622	6%	9%

Product	Thousands of tons year ended December 31, 2007	Millions of pesos year ended December 31, 2007	Average price per ton year ended December 31, 2007	Thousands of tons year ended December 31, 2006	Millions of pesos year ended December 31, 2006	Average price per ton year ended December 31, 2006

SBQ	1,946	18,419	9,465	1,941	18,050	9,300

Light Structural	276	2,162	7,834	266	1,894	7,122

Structural	216	1,752	8,112	204	1,632	7,998

Rebar	250	1,703	6,810	260	1,909	7,343

Others	5	70	—	2	30	—

Total	2,693	24,106	8,951	2,673	23,515	8,797

Product	Thousands of tons 4Q’07	Millions of pesos 4Q’07	Average price per ton 4Q’07

SBQ	497	4,524	9,102

Light Structural	59	457	7,754

Structural	45	357	7,930

Rebar	70	456	6,510

Others	4	31	0

Total	675	5,824	8,629

Product	Thousands of tons 3Q’07	Millions of pesos 3Q’07	Average price per ton 3Q’07

SBQ	467	4,438	9,504

Light Structural	60	489	8,143

Structural	50	401	8,011

Rebar	58	388	6,694

Others	0	21	0

Total	635	5,737	9,035

Product	Thousands of tons 4Q’06	Millions of pesos 4Q’06	Average price per ton 4Q’06

SBQ	459	3,685	8,029

Light Structural	51	371	7,270

Structural	52	434	8,339

Rebar	60	395	6,577

Others	0	13	0

Total	622	4,898	7,874

        Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:
Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation – As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

•	Compañía Siderúrgica de California, S.A. de C.V.
•	Industrias del Acero y del Alambre, S.A. de C.V.
•	Pacific Steel Inc.
•	SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers – At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2007 are as follows:

Years

Buildings	15 to 50

Machinery and equipment	10 to 40

Buildings and improvements (Republic)	10 to 25

Land improvements (Republic)	5 to 25

Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.
-By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.
-By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.
-The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.
-The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.
By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.
The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.
The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2007 and at December 31, 2007, direct sales to two customers accounted for approximately 10% and 16.6% of the Republic’s sales. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) – This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity – The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At December 31, 2007 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars. At December 31, 2006, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 14,727 (U.S. $1,355,297) at December 31, 2007, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

SUBSIDIARIES

Cia siderurgica de Guadalajara	Sub-Holding		99.99

Simec International	Production and sales of steel products		99.99

Arrendadora Simec	Production and sales of steel products		100.00

Controladora Simec	Sub-Holding		100.00

Pacific Steel	Scrap purchase		100.00

Cia. Siderúrgica del Pacífico	Rent of land		99.99

Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00

Comercializadora Simec	Sales of steel products		99.99

Industrias del Acero y del Alambre	Sales of steel products		99.99

Procesadora Mexicali	Scrap purchase		99.99

Servicios Simec	Administrative services		100.00

Sistemas de Transporte de Baja California	Freight services		100.00

Operadora de Metales	Administrative services		100.00

Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00

Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00

Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00

SimRep	Sub-Holding		100.00

PAV Republic	Production and sales of steel products		100.00

CSG Comercial	Sales of steel products		99.95

Comercializadora de Aceros de Tlaxcala	Sales of steel products		99.95

Siderúrgica de Baja California	Sales of steel products		99.95

TOTAL INVESTMENT IN SUBSIDIARIES

ASSOCIATEDS

			0

TOTAL INVESTMENT IN ASSOCIATEDS			0

OTHER PERMANENT INVESTMENTS			0.00

TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)

			Time Interval						Time Interval

			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS

With Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE

UNSECURED DEBT

Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	0	3,282	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	3,282	0	0	0	0

SUPPLIERS

Various			0	272,702	0	0	0	0	0	1,842,955	0	0	0	0

TOTAL SUPPLIERS			0	272,702	0	0	0	0	0	1,842,955	0	0	0	0

OTHER LOANS WITH COST

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST

Various	0	241,243	0	0	0	0	0	502,120	0	0	0	0

TOTAL	0	241,243	0	0	0	0	0	502,120	0	0	0	0

TOTAL	0	513,945	0	0	0	0	0	2,348,357	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at December 31, 2007 was Ps. 10.8662

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL

FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	758,115	8,237,831	0	0	8,237,831

LIABILITIES POSITION	216,080	2,347,980	34	377	2,348,357

SHORT TERM LIABILITIES POSITION	216,080	2,347,980	34	377	2,348,357

LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	542,035	5,889,851	(34)	(377)	5,889,474

NOTES

        THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2007 WAS PS. 10.8662

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITY) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS

JANUARY	3,373,099	2,186,629	(1,186,470)	0.52	(6,128)

FEBRUARY	3,663,966	1,510,290	(2,153,676)	0.28	(6,020)

MARCH	6,158,413	1,425,766	(4,732,647)	0.22	(10,243)

APRIL	6,425,075	2,204,991	(4,220,084)	(0.06)	2,520

MAY	6,574,516	2,249,298	(4,325,218)	(0.49)	21,100

JUNE	6,644,573	2,526,523	(4,118,050)	0.12	(4,945)

JULY	6,889,513	2,504,376	(4,385,138)	0.42	(18,626)

AUGUST	7,229,951	2,471,374	(4,758,577)	0.41	(19,387)

SEPTEMBER	7,449,185	2,522,922	(4,926,263)	0.78	(38,251)

OCTOBER	7,414,411	2,505,795	(4,908,616)	0.39	(19,128)

NOVEMBER	7,512,548	3,290,602	(4,221,946)	0.71	(29,785)

DECEMBER	7,850,262	3,104,608	(4,745,654)	0.41	(19,621)

RESTATEMENT					(7,857)

CAPITALIZATION					0

FOREIGN CORPORATION					39,042

OTHER					(54,883)

TOTAL					(172,212)

OTHER CONCEPTS:

CAPITALIZED RESULT FOR MONETARY POSITION					0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 4.93 times.

B) Accomplished the actual situation is 0.25

C) Accomplished the actual situation is 114.66

As of December 31, 2007, the remaining balance of the MTNs not exchanged amounts to Ps. 3,282 ($302,000 dollars).

C.P. José Flores Flores
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	87.63

MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	80.88

INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0

APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	97.19

CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	52.70

LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	85.60

LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	76.70

LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	82.60

MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	79.90

GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	51.40

ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	59.40

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)

PLANTS IN USA		SCRAP	VARIOUS	NO	19.25

SCRAP	VARIOUS	PLANTS IN MEXICO		NO	50.78

PLANTS IN USA		COKE	VARIOUS	NO	11.82

PLANTS IN USA		PELLETS	VARIOUS	NO	9.81

FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	7.61

PLANTS IN USA		FERROALLOYS	VARIOUS	NO	19.71

ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.24

PLANTS IN USA		ELECTRODES	VARIOUS	NO	1.33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	NET SALES		MAIN DESTINATION

	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	188	1,528,851

COMMERCIAL PROFILES	81	618,226

REBAR	168	1,155,065

FLAT BAR	162	1,285,627

STEEL BARS	299	2,417,309

OTHER	2	57,797

BILLET	3	12,392

HOT-ROLLED BARS

COLD-FINISHED BARS

SEMI-FINISHED SEAMLESS TUBE ROUNDS

OTHER SEMI-FINISHED TRADE PRODUCTS

T O T A L		7,075,267

FOREIGN SALES		17,030,827

TOTAL		24,106,094

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	NET SELLS		MAIN

	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

EXPORTS

STRUCTURAL PROFILES	28	223,417

COMMERCIAL PROFILES	26	199,355

REBAR	82	547,494

STEEL BARS	7	58,956

FLAT BAR	36	298,349

BILLET	0	0

FOREIGN SUBSIDIARIES

HOT-ROLLED BARS	920	9,577,814

COLD-FINISHED BARS	149	2,101,196

SEMI-FINISHED SEAMLESS TUBE ROUNDS	216	1,642,198

OTHER SEMI-FINISHED TRADE PRODUCTS	326	2,382,048

T O T A L		17,030,827

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)

			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE

B			90,850,050	383,771,561	0	474,621,611	441,786	1,866,175

TOTAL			90,850,050	383,771,561	0	474,621,611	441,786	1,866,175

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 474,621,611

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2007, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	86,521

PROJECTS IN MEXICALI	88,236

PROJECTS IN TLAXCALA	4,193

PROJECTS IN GUADALAJARA	14,555

TOTAL INVESTMENT AT DECEMBER 31, 2007	193,505

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”.

Pacific Steel and Undershaft investments are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

•	Monetary items at the exchange rate at the balance sheet date.
•	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
•	Income and expense items at an appropriate average exchange rate.
•	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
•	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be “foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

•	Monetary and non-monetary items at the exchange rate at the balance sheet date.
•	Income and expense items at the exchange rate at the balance sheet date.
•	The resulting foreign currency translation differences are included in the stockholders’ equity.
•	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 4 YEAR: 2007

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. JOSE FLORES FLORES CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT FEBRUARY 28 OF 2007.